SALANS

ATTORNEYS AT LAW

Suite 500, 800 Connecticut Avenue, N.W., Washington, D.C. 20006, USA
Tel +1 (202) 331 2994 Fax +1 (202) 331-3101

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

October 26, 2007

Securities and Exchange Commissio[redacted]
Division of Corporation Finance
Office of International Corporate Fin
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

07027978

SUPPL

Re: Securities AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

SEC MAIL RECEIVED
NOV 05 2007
WASH. D.C.
161
PROCESSING SECTION

11/19

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

SEC MAIL RECEIVED PROCESSING NOV 05 2007 WASH. D.C. 161 SECTION

October 26, 2007

Securitas AB to publish Interim Report on Friday, November 9, 2007

Securitas AB will publish its January-September 2007 report on Friday, November 9 at 8.00 a.m. (CET). The press release will be available at the company's website www.securitas.com immediately after publishing.

Agenda (AM, CET)

8.00 Report release
The report will be sent as a press release from Cision (www.cision.se) and will automatically be published on www.securitas.com when released.

9.00 Presentation slides
Presentation slides will be available at www.securitas.com.

9.30 Information meeting
Securitas CEO Alf Göransson to present the report and answer questions.
Venue: Securitas, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the information meeting via telephone (and participate in Q&A session), please register via the link
https://eventreg2.conferencing.com/webportal3/reg.html?Acc=932373&Conf=180087
and follow instructions, or call +44 (0)20 7162 0125.

To follow the web cast of the information meeting, please visit www.securitas.com.

Recorded versions
A recorded version of the web cast will be available on Securitas' website after the information meeting and a telephone-recorded version of the information meeting will be available until December 7 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 766696.

Subscribe to press releases
To receive future reports and press releases from Securitas, please visit www.securitas.com and subscribe under "Subscribe and order".

For further information, please contact:
Micaela Sjökvist, Head of Investor Relations
Phone: +46 (0)8 657 7443. Mobile: +46 (0) 76 116 7443
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs
Phone: +46 (0)8 657 7332. Mobile: +46 (0)70 287 86 62

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

END